                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
================================================================================
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                       CHINA YUCHAI INTERNATIONAL LIMITED
                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                   G210821050
                                 (CUSIP Number)

                                 Mr. Philip Ting
                             Chief Financial Officer
                              Hong Leong Asia Ltd.
                                 16 Raffles Quay
                           #26-00 Hong Leong Building
                                Singapore 048581
                                   65-62208411
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 9, 2003
             (Date of Event which Requires Filing of this Statement)
================================================================================
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

--------------------------------------------------                  ------------------------------------------------
               CUSIP No. G210821050                                                   Page 2 of 20
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Lydale Pte Ltd
--------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         SINGAPORE
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY           1,104,900 shares
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH:                    (8)    SHARED VOTING POWER
                                0 shares
                         -------------------------------------------------------------------------------------------
                         (9)    SOLE DISPOSITIVE POWER
                                1,104,900 shares
                         -------------------------------------------------------------------------------------------
                         (10)   SHARED DISPOSITIVE POWER
                                0 shares
--------------------------------------------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,104,900 shares
--------------------------------------------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.1%
--------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------------------------                  ------------------------------------------------
               CUSIP No. G210821050                                                   Page 3 of 20
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Flite Technology Industries Pte Ltd
--------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         SINGAPORE
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY           74,026 shares
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH:                    (8)    SHARED VOTING POWER
                                0 shares
                         -------------------------------------------------------------------------------------------
                         (9)    SOLE DISPOSITIVE POWER
                                74,026 shares
                         -------------------------------------------------------------------------------------------
                         (10)   SHARED DISPOSITIVE POWER
                                0 shares
--------------------------------------------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         74,026 shares
--------------------------------------------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.2%
--------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------------------------------------------

                                SCHEDULE 13D

--------------------------------------------------                  ------------------------------------------------
               CUSIP No. G210821050                                                   Page 4 of 20
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Hong Leong (China) Limited
--------------------------------------------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         SINGAPORE
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY           194,805 shares
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH:                    (8)    SHARED VOTING POWER
                                0 shares
                         -------------------------------------------------------------------------------------------
                         (9)    SOLE DISPOSITIVE POWER
                                194,805 shares
                         -------------------------------------------------------------------------------------------
                         (10)   SHARED DISPOSITIVE POWER
                                0 shares
--------------------------------------------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         194,805 shares
--------------------------------------------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.6%
--------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------------------------                  ------------------------------------------------
               CUSIP No. G210821050                                                   Page 5 of 20
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HL Technology Systems Pte Ltd
--------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         SINGAPORE
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY           7,831,169 shares
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH:                    (8)    SHARED VOTING POWER
                                0 shares
                         -------------------------------------------------------------------------------------------
                         (9)    SOLE DISPOSITIVE POWER:
                                7,831,169 shares
                         -------------------------------------------------------------------------------------------
                         (10)   SHARED DISPOSITIVE POWER
                                0 shares
--------------------------------------------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,831,169 shares
--------------------------------------------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.2%*
--------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------------------------------------------

------------

     * In addition to the 7,831,169 shares of common stock of China Yuchai International Limited ("CYI") beneficially owned by it, HL Technology Systems Pte Ltd, also holds a special share of CYI described in Item 6 of the Schedule (as herein defined). As discussed in Item 6 of the Schedule, the special share entitles the holder thereof to select a majority of CYI's board of directors.

                                  SCHEDULE 13D


--------------------------------------------------                  ------------------------------------------------
               CUSIP No. G210821050                                                   Page 6 of 20
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Hong Leong Asia Ltd.
--------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         SINGAPORE
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY           9,204,900 shares
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH:                    (8)    SHARED VOTING POWER
                                0 shares
                         -------------------------------------------------------------------------------------------
                         (9)    SOLE DISPOSITIVE POWER
                                9,204,900 shares
                         -------------------------------------------------------------------------------------------
                         (10)   SHARED DISPOSITIVE POWER
                                0 shares
--------------------------------------------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,204,900 shares
--------------------------------------------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.1%*
--------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------------------------------------------

------------

     * In addition to the 9,204,900 shares of common stock of CYI beneficially owned by it, Hong Leong Asia Ltd. also controls a special share of CYI through HL Technology Systems Pte Ltd. As discussed in Item 6 of the Schedule, the special share entitles the holder thereof to select a majority of CYI's board of directors.

This Amendment No. 3 amends the Schedule 13D previously filed with the Securities and Exchange Commission by Hong Leong Asia Ltd. on June 19, 1995, as amended by Amendment No. 1 to Schedule 13D filed on February 17, 1998, and subsequently amended and restated by Amendment No. 2 to Schedule 13D filed on July 19, 2002 (as so amended, the "Statement") with respect to the common stock, par value US$0.10 per share (the "Common Stock"), of China Yuchai International Limited, a Bermuda corporation ("CYI"). Capitalized terms used but not defined herein have the meanings given to them in the Statement.

ITEM 2. Identity and Background.

     The first sentence of the third paragraph of Item 2(a), (b), (c) and (f) of the Statement is hereby amended and restated in its entirety as follows:

     Of the 9,204,900 shares of Common Stock covered by this Statement, 1,104,900 shares are owned of record by LPL, 74,026 shares are owned of record by FTI, 194,805 shares are owned of record by HLC and 7,831,169 shares are owned of record by HLT, and in addition HLT holds the Special Share described in Item 6 of this Statement.

     Item 2(a), (b), (c) and (f) of the Statement is further amended to add the following:

     DML has been dissolved and has ceased to exist as a British Virgins Islands Company, and as such is no longer a Reporting Person for the purposes of this Statement.

     Schedules I and II of the Statement, setting forth the information required by General Instruction C to Schedule 13D, are hereby amended and restated in their entirety by the attached Schedules I and II.

ITEM 3. Source and Amount of Funds or Other Consideration.

     The first sentence of Item 3 of the Statement is hereby amended and restated in its entirety as follows:

     Of the 9,204,900 shares of Common Stock covered by this Statement, 1,104,900 shares are owned of record by LPL, 74,026 shares are owned of record by FTI, 194,805 shares are owned of record by HLC and 7,831,169 shares are owned of record by HLT, and in addition HLT holds the Special Share described in Item 6 of this Statement.

ITEM 4. Purpose of the Transaction.

     The first and second sentence of Item 4 of the Statement are hereby amended and restated in their entirety as follows:

     Of the 9,204,900 shares of Common Stock covered by this Statement, 1,104,900 shares are owned of record by LPL, 74,026 shares are owned of record by FTI, 194,805 shares are owned of record by HLC and 7,831,169 shares are owned of record by HLT, and in addition HLT holds the Special Share described in Item 6 of this Statement.

ITEM 5. Interest in Securities of the Issuer.

     Items 5(a) and (b) of the Schedule are hereby amended and restated in their entirety as follows:

     (a) and (b) As of September 10, 2003, LPL owns of record 1,104,900 shares of Common Stock, FTI owns of record 74,026 shares of Common Stock, HLC owns of record 194,805 shares of Common Stock and HLT owns of record 7,831,169 shares of Common Stock. HLT also holds the Special Share described in Item 6 of this Statement. The 9,204,900 shares of Common Stock owned by the Reporting Persons represent approximately 26.1% of the 35,340,000 outstanding shares of Common Stock, based on the number of outstanding shares of Common Stock reported in CYI's 2002 Annual Report on Form 20-F, filed with the Securities and Exchange Commission on July 15, 2003.

     Shares held of record by LPL. LPL (and HLA by virtue of its ownership of LPL) has sole voting and dispositive power over the 1,104,900 shares of Common Stock owned by LPL.

     Shares held of record by FTI. FTI (and HLA by virtue of its ownership of FTI through HLC) has sole voting and dispositive power over the 74,026 shares of Common Stock owned by FTI.

     Shares held of record by HLC. HLC (and HLA by virtue of its ownership of HLC) has sole voting and dispositive power over the 194,805 shares of Common Stock owned by HLC.

     Shares held of record by HLT. HLT (and HLA by virtue of its ownership of HLT through HLC) has sole voting and dispositive power over the 7,831,169 shares of Common Stock owned by HLT and the Special Share described in Item 6 of this Statement.

     HLIH, by virtue of its deemed interest in HLA, may be deemed to have the power to vote or direct the voting and to dispose or direct the disposition of the shares of Common Stock beneficially owned by the Reporting Persons, although HLIH disclaims beneficial ownership of such shares.

     Item 5(c) of the Schedule is hereby amended and restated in its entirety as follows:

     (c) LPL has effected the following sales of shares of Common Stock during the 60 days prior to the date hereof.

----------------------------------------------------------------------------------------------
                        Number of Shares of    Average Price per
Date of Sale             Common Stock Sold      Share Sold (US$)         Manner of Sale
----------------------------------------------------------------------------------------------
August 26, 2003                128,200                16.12          Open market transaction
----------------------------------------------------------------------------------------------
August 28, 2003                 27,800                14.44          Open market transaction
----------------------------------------------------------------------------------------------
August 29, 2003                 66,600                14.10          Open market transaction
----------------------------------------------------------------------------------------------
September 2, 2003               40,600                15.80          Open market transaction
----------------------------------------------------------------------------------------------
September 5, 2003              151,100                16.31          Open market transaction
----------------------------------------------------------------------------------------------
September 8, 2003              434,400                18.56          Open market transaction
----------------------------------------------------------------------------------------------
September 9, 2003              300,000                18.35          Open market transaction
----------------------------------------------------------------------------------------------

Except as set forth above, none of the Reporting Persons nor, to any of such Reporting Persons' knowledge, any of the persons listed on Schedules I or II of the Statement has effected any transaction in shares of Common Stock during the past 60 days.

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule is hereby amended to add the following:

     14. Joint Filing Agreement dated September 10, 2003 among Hong Leong Asia Ltd, HL Technology Systems Pte Ltd, Hong Leong (China) Limited, Flite Technology Industries Pte Ltd and Lydale Pte Ltd.

                                   SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: September 10, 2003


                                   HONG LEONG ASIA LTD.


                                   By: /s/ Wrixon Frank Gasteen
                                       ---------------------------
                                       Name:  Wrixon Frank Gasteen
                                       Title: Director and Chief Executive
                                              Officer


                                   HL TECHNOLOGY SYSTEMS PTE LTD

                                   By: /s/ Philip Ting Sii Tien
                                       ---------------------------
                                       Name:  Philip Ting Sii Tien
                                       Title: Director


                                   HONG LEONG (CHINA) LIMITED


                                   By: /s/ Kwek Leng Peck
                                       ---------------------------
                                       Name:  Kwek Leng Peck
                                       Title: Director


                                   FLITE TECHNOLOGY INDUSTRIES PTE LTD


                                   By: /s/ Philip Ting Sii Tien
                                       ---------------------------
                                       Name:  Philip Ting Sii Tien
                                       Title: Director


                                   LYDALE PTE LTD


                                   By: /s/ Wrixon Frank Gasteen
                                       ---------------------------
                                       Name:  Wrixon Frank Gasteen
                                       Title: Director

                                                                             I-1
                                                                      SCHEDULE I


                        DIRECTORS AND EXECUTIVE OFFICERS
                                OF LYDALE PTE LTD



                                                                  Principal
Name                                  Business Address            Occupation         Citizenship
----                                  ----------------            ----------         -----------

Directors


Kwek Leng Peck                     16 Raffles Quay #26-00      Company Director      Singapore
                                   Hong Leong Building
                                   Singapore 048581

Wrixon Frank Gasteen               16 Raffles Quay #26-00      Chief Executive       Australia
                                   Hong Leong Building         Officer
                                   Singapore 048581

Executive Officers

Nil


                             DIRECTORS AND EXECUTIVE
                 OFFICERS OF FLITE TECHNOLOGY INDUSTRIES PTE LTD


                                                                  Principal
Name                                  Business Address            Occupation         Citizenship
----                                  ----------------            ----------         ----------

Directors

Kwek Leng Peck                     16 Raffles Quay #26-00      Company Director      Singapore
                                   Hong Leong Building
                                   Singapore 048581

Philip Ting Sii Tien               16 Raffles Quay #26-00      Chief Financial       Malaysia/
                                   Hong Leong Building         Officer               Singapore
                                   Singapore 048581                                  Permanent
                                                                                     Resident

Executive Officers

Nil


                             DIRECTORS AND EXECUTIVE
                     OFFICERS OF HONG LEONG (CHINA) LIMITED


                                                                   Principal
Name                              Business Address                Occupation         Citizenship
----                              ----------------                ----------         -----------

Directors

Kwek Leng Beng                 9 Raffles Place #61-00          Company Director      Singapore
                               Republic Plaza
                               Singapore 048619

Kwek Leng Peck                 16 Raffles Quay #26-00          Company Director      Singapore
                               Hong Leong Building
                               Singapore 048581

Tan I Tong                     16 Raffles Quay #01-05          Company Director      Singapore
                               Hong Leong Building
                               Singapore 048581

Wrixon Frank Gasteen           16 Raffles Quay #26-00          Chief Executive       Australia
                               Hong Leong Building             Officer
                               Singapore 048581

Executive Officers

Nil


                             DIRECTORS AND EXECUTIVE
                    OFFICERS OF HL TECHNOLOGY SYSTEMS PTE LTD

                                                                  Principal
Name                                  Business Address            Occupation         Citizenship
----                                  ----------------           ----------          -----------

Directors

Kwek Leng Peck                     16 Raffles Quay #26-00      Company Director      Singapore
                                   Hong Leong Building
                                   Singapore 048581

Philip Ting Sii Tien               16 Raffles Quay #26-00      Chief Financial       Malaysia/
                                   Hong Leong Building         Officer               Singapore
                                   Singapore 048581                                  Permanent
                                                                                     Resident

Executive Officers

Nil


                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF HONG LEONG ASIA LTD.


                                                                   Principal
Name                                  Business Address            Occupation         Citizenship
----                                  ----------------            ----------         -----------

Directors

Kwek Leng Beng                     9 Raffles Place #61-00      Company Director/     Singapore
                                   Republic Plaza              Chairman
                                   Singapore 048619

Wrixon Frank Gasteen               16 Raffles Quay #26-00      Chief Executive       Australia
                                   Hong Leong Building         Officer
                                   Singapore 048581

Kwek Leng Peck                     16 Raffles Quay #26-00      Company Director      Singapore
                                   Hong Leong Building
                                   Singapore 048581

Robin Ian Rawlings                 16 Raffles Quay #26-00      Company Director      Singapore
                                   Hong Leong Building                               Permanent
                                   Singapore 048581                                  Resident

Qiang Chang Sun                    12/F St. George's           Managing              China
                                    Building                   Director, E.M.
                                   2 Ice House Street          Warburg, Pincus &
                                   Hong Kong                   Co., LLC

Ernest Colin Lee                   9 Gleneagle Street          Consultant            Australia
                                   Kenmore Qld 4069,
                                   Australia

Executive Officers

Philip Ting                        16 Raffles Quay #26-00      Chief Financial       Malaysia/
Sii Tien                           Hong Leong Building         Officer               Singapore
                                   Singapore 048581                                  Permanent
                                                                                     Resident


                                                                             I-6

                                                                     Principal
Name                                    Business Address            Occupation        Citizenship
----                                    ----------------            ----------        -----------
Controlling Persons

Hong Leong Investment Holdings        16 Raffles Quay #26-00      Not Applicable     Not Applicable
 Pte. Ltd                             Hong Leong Building
                                      Singapore 048581

                                                                            II-1
                                                                     SCHEDULE II

                             CONTROLLING PERSONS AND
                        DIRECTORS AND EXECUTIVE OFFICERS
                   OF HONG LEONG INVESTMENT HOLDINGS PTE. LTD.

                                                  Principal
Name                     Business Address         Occupation         Citizenship
----                     ----------------         ----------         -----------
Directors

Kwek Leng Beng        9 Raffles Place #61-00    Company             Singapore
                       Republic Plaza           Director/
                      Singapore 048619          Executive
                                                Chairman

Tan Sri Quek
 Leng Chan            Level 10, Wisma Hong      Company Director    Malaysia
                       Leong
                      18 Jalan Perak
                      50450 Kuala Lumpur
                      Malaysia

Kwek Leng Joo         9 Raffles Place #36-00    Company Director    Singapore
                      Republic Plaza
                      Singapore 048619

Kwek Leng Kee         16 Raffles Quay #25-00    Company Director    Singapore
                      Hong Leong Building
                      Singapore 048581

Kwek Leng Peck        16 Raffles Quay #26-00    Company Director    Singapore
                      Hong Leong Building
                      Singapore 048581

Quek Leng Chye        16 Raffles Quay #25-00    Company Director    Singapore
                      Hong Leong Building
                      Singapore 048581

Kwek Leng Keow        16 Raffles Quay #26-00    Company Director    Singapore
                      Hong Leong Building
                      Singapore 048581

                                                  Principal
Name                     Business Address         Occupation         Citizenship
----                     ----------------         ----------         -----------

Quek Bee Heong        16 Raffles Quay #14-01    Advocate &          Singapore
                       Hong Leong               Solicitor
                      Building
                      Singapore 048581

Kwek Geok Luan        c/o 9 Raffles Place       Company Director    Singapore
                       #61-00
                      Republic Plaza
                      Singapore 048619

Kwek Lay Har          16 Raffles Quay #26-00    Company Director    Singapore
(Alternate Director   Hong Leong
to Kwek Leng Keow)    Building
                      Singapore 048581

Executive Officers

Patricia Yeo          9 Raffles Place #61-00    Group Financial     Singapore
Wei Ping              Republic Plaza            Controller
                      Singapore 048619

                                                  Principal
Name                     Business Address         Occupation         Citizenship
----                     ----------------         ----------         -----------
Controlling Persons

Kwek Holdings Pte. Ltd.  16 Raffles Quay         Not                Not
                         #26-00 Hong Leong       Applicable         Applicable
                         Building
                         Singapore 048581

                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF KWEK HOLDINGS PTE LTD


                                                Principal
Name                  Business Address          Occupation         Citizenship
----                  ----------------          ----------         -----------
Directors

Kwek Leng Beng        9 Raffles Place #61-00    Company Director     Singapore
                      Republic Plaza
                      Singapore 048619

Kwek Geok Luan        c/o 9 Raffles Place       Company Director     Singapore
                      #61-00
                      Republic Plaza
                      Singapore 048619

Kwek Leng Joo         9 Raffles Place #36-00    Company Director     Singapore
                      Republic
                      Plaza
                      Singapore 048619

Kwek Leng Peck        16 Raffles Quay #26-00    Company Director     Singapore
                      Hong Leong Building
                      Singapore 048581

Kwek Lay Har          16 Raffles Quay #26-00    Company Director     Singapore
                      Hong Leong Building
                      Singapore 048581

Executive Officers

Kwek Leng Joo         9 Raffles Place #36-00    Company Director/    Singapore
                      Republic Plaza            Managing
                      Singapore 048619          Director

Kwek Leng Peck        16 Raffles Quay #26-00    Company Director/    Singapore
                      Hong Leong Building       Managing
                      Singapore 048581          Director

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